FORM 51-10F4

Business Acquisition Report

ITEM 1 - IDENTITY OF THE CORPORATION

1.1	Name and Address of the Corporation

Zi Corporation Suite 2100, 840-7 Avenue SW Calgary, Alberta T2P 3G2

1.2	Executive Officer

For further information regarding the matters described in this Business Acquisition Report may be obtained from: Blair Mullin, Chief Financial Officer (403) 231-0721 bmullin@zicorp.com

ITEM 2 - DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

In January 2005, Zi Corporation (the "Company") acquired substantially all of the assets of Decuma AB of Lund, Sweden. Decuma's handwriting recognition solutions consist of Decuma Alphabetic, Decuma Japanese and Decuma Chinese.

Decuma Alphabetic is modelled closely to actual writing with pen on paper. A single input area is used for writing and presenting recognized letters and for editing the text. This makes input natural and fast, and allows the user to focus on the content rather than the writing. Users do not have to learn or adjust to a certain writing style or learn a special alphabet. Uppercase and lowercase characters, digits, punctuation marks and special symbols, as well as accented characters, can be mixed in the same input mode.

Editing is done directly in the input area using intuitive gestures to delete or insert one or several characters. Shortcuts can be added with personal symbols and characters for convenient input for frequently written phrases and commands.

Decuma Alphabetic currently supports Afrikaans, Albanian, Croatian, Czech, Danish, Dutch, English, Estonian, Finnish, French, German, Hungarian, Icelandic, Indonesian, Irish, Italian, Latvian, Lithuanian, Luxembourgish, Norwegian, Polish, Portuguese, Romanian, Serbian, Slovak, Slovenian, Spanish, Swahili, Swedish, Tagalog, and Turkish.

The Decuma Japanese handwriting recognition application allows for input of both Kanji and Kana characters. It also supports input of handwritten Latin letters, numerics, and punctuation. The input method is compliant with standard conversion applications.

Decuma's Chinese handwriting recognition software handles natural variations in Chinese writing: printed, semi-cursive and common cursive styles. The Company believes that the recognition engine has the smallest memory footprint on the market, requiring 30 percent less memory compared to others. The Decuma Chinese input method supports word-by-word input and mimics the natural writing process. In mainland China and Singapore, a simplified form of the traditional Chinese characters is employed, where nearly 7,000 characters are used instead of the traditional Chinese character set which contains around 13,000 characters. Traditional characters are used in Taiwan and Hong Kong and there are also some Hong Kong- and Shanghai-specific characters. Decuma's recognition software includes databases for both simplified and traditional Chinese, as well as the region-specific characters.

In Chinese writing, numbers and Latin alphabetic characters are regularly used. Using the Decuma Chinese input method, Chinese and Latin characters, as well as numbers, are conveniently written in the same input boxes. Punctuation symbols can also be written without switching to any special input mode. This greatly facilitates the writing process and mimics the natural Chinese writing style.

The software is compatible both with most Palm OS 5 devices with a high resolution display, and all Pocket PC devices. It has been tested on several of them including Compaq iPaq 3600/3700/3800, HP Jornada, Fujitsu-Siemens Pocket Loox and Toshiba Genio 5500.

2.2	Date of Acquisition

The acquisition closed on January 26, 2005.

2.3	Consideration

The purchase price consideration included 146,929 common shares issued by the Company with a value of US$1.0 million, cash consideration of US$175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of US$281,348 for a total acquisition cost of US$1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is US$200,000 to involuntarily terminate this position.

As part of the acquisition, the Company acquired certain intellectual property and customer agreements of privately held Decuma AB, as well as assumed certain liabilities of Decuma AB. As part of such acquisition, Zi Decuma AB offered employment to each employee of Decuma AB, on the terms and conditions equal to their employment terms and conditions with Decuma AB.

2.4	Effect on Financial Position

The effect of the acquisition on the Company's is outlined in the pro forma financial statements attached hereto as Schedule A.

The Decuma purchase is part of Zi's long term expansion strategy of developing software to further simplify and enhance the use of wireless devices. Decuma's handwriting recognition technology is an important complement to Zi's eZiText and eZiTap solutions. The combination of the technologies is intended to further bolster the Company's competitive advantage and increase Zi's market share by enabling us to deliver an expanded suite of innovative products to customers.

The historical financial statements of Decuma AB and the pro forma financial statements of the Company do not reflect the impact of certain normalizing adjustments that the Company believes will apply on a go forward basis.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

Buyer:
Zi Decuma AB, Ole Römers väg 16, 223 70 Lund, SWEDEN. Corporate identity number 556658-1749.
Zi Decuma AB is a company incorporated under the laws of Sweden and a wholly owned subsidiary of Zi Corporation.

Seller:
Decuma AB (Publ), Ole Römers väg 16, 223 70 Lund, SWEDEN. Corporate identity number 556577-2497.
Decuma AB (Publ) was a company incorporated under the laws of Sweden and was privately held.

Following the acquisition the owners of Decuma AB decided to let the company go into liquidation and changed the name to Avslutsbolaget AB. Appointed liquidator is Mr Sören Thunström, c/o Svenska Standardbolag AB, Magasinsgatan 7B, 791 27 Falun, SWEDEN.

2.7	Date of Report

June 1, 2007

ITEM 3 - FINANCIAL STATEMENTS

The following financial statements are included as part of this Business Acquisition Report:

Schedule A - Unaudited pro forma consolidated financial statements of Zi Corporation with Decuma AB, as at and for the year ended December 31, 2004, together with the notes thereon. The Company's audited consolidated financial statements as at and for the year ended December 31, 2004, are available on SEDAR.

Schedule B - Audited financial statements of Decuma AB, as at and for the year ended December 31, 2004.

Schedule C - English language translation of the financial statements of Decuma AB, as at and for the year ended December 31, 2004.

Schedule D - Unaudited reconciliation of Swedish GAAP to accounting principles generally accepted in the United States of America.

Schedule A

Pro Forma Consolidated Balance Sheets

	Zi Corporation	Decuma AB	Pro Forma	Pro Forma
As at December 31, 2004	Note 1	Note 1	Adjustments	Note 2	Consolidated
(All amounts in United States of America dollars except share amounts)
(unaudited)
Assets
Current assets
Cash and cash equivalents	$12,126,289	$134,835	(308,126)	[e],[g]	11,952,998
Restricted cash	763,046	-	-		763,046
Accounts receivable, net of allowance of $154,108	5,570,869	198,028	(86,422)	[e]	5,682,475
Accounts receivable from related party	43,629	-	-		43,629
Prepayments and deposits	414,994	37,166	(7,228)	[e]	444,932
Total current assets	18,918,827	370,029	(401,776)		18,887,080
Capital assets - net	1,087,957	49,821	-		1,137,778
Intangible assets - net	1,692,087	573,877	695,142	[a],[b],[d]	2,961,106
Investment in significantly influenced company	-	14,410	(14,410)	[e]	-
	$21,698,871	$1,008,137	278,956		22,985,964

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$3,417,441	$430,517	9,671	[e],[i]	3,857,629
Deferred revenue	2,704,105	-	-		2,704,105
Current portion of other long-term liabilities	71,969	-	-		71,969
Total current liabilities	6,193,515	430,517	9,671		6,633,703
Other long-term liabilities	92,361	114,199	(114,199)	[e]	92,361
	6,285,876	544,716	(104,528)		6,726,064

Contingent liabilities and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible,
preferred shares authorized and no shares issued or outstanding	-	-	-		-
Unlimited number of common shares, no par value, authorized,
45,372,119 issued and outstanding	106,025,634	2,133,926	(1,133,925)	[f],[h]	107,025,635
Additional paid-in capital	2,114,190	-	-		2,114,190
Accumulated deficit	(92,263,192)	(1,581,125)	1,428,029	[f]	(92,416,288)
Accumulated other comprehensive loss	(463,637)	(89,380)	89,380	[f]	(463,637)
	15,412,995	463,421	383,484		16,259,900
	$21,698,871	$1,008,137	278,956		22,985,964

See accompanying notes to the pro forma unaudited consolidated financial statements.

Pro Forma Consolidated Statements of Loss

Zi Corporation		Decuma AB	Pro Forma	Pro Forma
For the year ended December 31, 2004	Note 1	Note 1	Adjustments	Note 2	Consolidated
(All amounts in United States of America dollars except share amounts)	(unaudited)

Revenue
License and implementation fees	$12,898,838	$511,988	$95,250	[c]	$13,506,076
Other product revenue	504,213	28,824	-		533,037
	13,403,051	540,812	95,250		14,039,113
Cost of sales
License and implementation fees	362,562	-	-		362,562
Other product costs	109,252	-	-		109,252
	471,814	-	-		471,814
Gross margin	12,931,237	540,812	95,250		13,567,299

Operating expenses
Selling general and administrative	(9,281,365)	(939,938)	-		(10,221,303)
Litigation and legal	(833,197)	(95,578)	-		(928,775)
Product research and development	(2,350,141)	(863,082)	-		(3,213,223)
Depreciation and amortization	(926,886)	(229,108)	43,779	[b],[d]	(1,112,215)
Impairment of note receivable	(2,000,000)	-	-		(2,000,000)
Operating loss before undernoted	(2,460,352)	(1,586,894)	139,029		(3,908,217)
Interest on capital lease obligation	(25,558)	(8,074)	-		(33,632)
Other interest expense	(30,839)	-	-		(30,839)
Interest and other income	128,550	13,843	-		142,393
Loss before income taxes	(2,388,199)	(1,581,125)	139,029		(3,830,295)
Income taxes	(336,161)	-	-		(336,161)
Net loss	$(2,724,360)	$(1,581,125)	$139,029		$(4,166,456)
Basic and diluted loss per share	$(0.07)	$(0.04)	$0.00		$(0.10)
Weighted -average common shares - basic and diluted					41,520,238
Common shares outstanding, end of period					45,372,119
See accompanying notes to the pro forma unaudited consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements
For the year ended December 31, 2004 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Basis of Presentation

The unaudited pro forma consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared by management in accordance with United States ("US") generally accepted accounting principles ("US GAAP") to give effect to the transactions described below as if they had occurred on January 1, 2004 for the unaudited pro forma consolidated balance sheet and statement of loss.

In January 2005 the Company acquired the assets of Decuma AB ("Decuma") of Lund, Sweden. Decuma's handwriting recognition solutions consist of Decuma Alphabetic, Decuma Japanese and Decuma Chinese.

The purchase price consideration included 146,929 common shares of the Company with a value of US$1.0 million, cash consideration of US$175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of US$281,348 for a total acquisition cost of US$1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is US$200,000 to involuntarily terminate this position.

As part of the acquisition, the Company acquired certain intellectual property and customer agreements of privately held Decuma, as well as assuming certain liabilities of Decuma. As part of such acquisition, Zi Decuma AB offered employment to each employee of Decuma, on the terms and conditions equal to their employment terms and conditions with Decuma AB

The unaudited pro forma consolidated balance sheet as at December 31, 2004, has been prepared by combining the audited consolidated balance sheet of the Company and Decuma as at December 31, 2004. The unaudited pro forma statement of loss for the year-end December 31, 2004, has been prepared by combining the audited consolidated statement of loss of the Company for the year ended December 31, 2004 with the audited consolidated statement of loss of Decuma for the year ended December 31, 2004. In order to combine the balance sheet and statement of loss of Decuma's with those of the Company, Decuma's financial statements have been translated from Swedish Krona to United States of America dollars. In addition to this, certain amounts have been reclassified to conform with the presentation adopted by the Company.

In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated financial statements should be read in conjunction with the Company's and Decuma's audited consolidated financial statements for the year ended December 31, 2004. The financial statements of the Company used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with US GAAP. The financial statements of Decuma used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with Swedish generally accepted accounting principles ("Swedish GAAP"). The Company has reviewed the Swedish GAAP used in the preparation of Decuma's financial statements and have determined that they do not differ materially from US GAAP, except for software revenue recognition and capitalized development costs. Where Swedish and US GAAP differed materially, adjustments were made. For a full summary of adjustments made as a result of difference between Swedish and US GAAP, see note 2.

In preparing these pro forma consolidated financial statements, no adjustments were made to reflect operating synergies or selling, general and administrative costs savings that resulted from the acquisition.

The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it indicative of future results that may occur.

2. Pro Forma Assumptions

Acquisition - Decuma

The acquisition of Decuma has been accounted for using the purchase method with results from operations included in these unaudited pro forma consolidated financial statements as if the acquisition had taken place January 1, 2004. The purchase price for the acquisition of Decuma has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as follows:

Non-cash working capital deficiency	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Notes to the Pro Forma Consolidated Financial Statements
For the year ended December 31, 2004 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The purchase price components for the acquisition of Decuma are as follows:

Cash consideration	$175,254
146,929 common shares	1,000,000
Other costs and fees related to the acquisition	281,348
$1,456,602

The costs of the intangible assets acquired are being amortized on a straight-line basis as follows:

Customer agreements	4.5 years

Patents and trademarks	11 years

[a] To recognize intangible assets identified totaling $187,100 and $1,235,015 for customer agreements and patents and trademarks, respectively.

[b] Preliminary amortization for customer agreements over 4.5 years totals $40,822 in the first year. Preliminary amortization for patents and trademarks over 11 years totals $112,274 in the first year.

[c] Under Swedish GAAP, Decuma recognizes license fees and guaranteed royalties at the time when the customer formally accepts the delivery of the software. In contrast, under US GAAP Decuma would have recognized its revenues provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. As a result of the differences between Swedish and US GAAP, revenues have been increased by $95,250 to account for fees recognized in 2003 under Swedish GAAP that should have been recognized in 2004 under US GAAP.

[d] Decuma has incurred development costs relating to the development of software to be sold to customers. Under Swedish GAAP as applied by Decuma development expenditure relating to software development projects may be capitalized provided that the following criteria have been met:

I.     there is a clearly defined project;

II.    the related expenditure is intended for a specific application;

III.   the outcome of the project has been assessed with reasonable certainty as to its technical feasibility and its ultimate commercial viability;

IV.   if further development costs are to be incurred on the same project, the aggregate of such costs together with related production, selling and administration costs are reasonably expected to be exceeded by related future sales and other revenues; and

V.    sufficient resources exist, or are reasonably expected to be available, to enable the project to be completed.

Development costs initially recognized as an expense cannot be capitalized in a subsequent period. During 2004, Decuma did not capitalize any development costs under Swedish GAAP due to uncertainties regarding the realizability of such assets.

Under US GAAP, software development costs intended for projects to be sold or marketed to customers shall be expensed as incurred prior to the stage where technological feasibility has been reached. Technological feasibility of a computer software product is established when a company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. Development costs incurred from that point in time until the product is available for release to its customer shall be capitalized.

Expenditures incurred by Decuma relate to activities incurred before the products have reached the technological feasibility since technological feasibility is reached at or very near the point in time when the products are available for release to Decuma's customers. Accordingly, under US GAAP all such costs have been expensed in the period incurred. As a result, the deferred development costs of $573,877 have been written off and reflected as a reduction in the opening accumulated deficit. Accordingly, the corresponding amortization expense of $196,874 has also been reversed.

Notes to the Pro Forma Consolidated Financial Statements
For the year ended December 31, 2004 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

[e] To eliminate the following assets not acquired and liabilities not assumed as part of the Decuma AB asset purchase agreement:

Cash	$132,873
Accounts receivable	86,422
Prepaid expenses	7,228
Investment in significantly influenced company	14,410
Accounts payable	(271,677)
Long-term debt	(114,199)
$144,943

[f] To eliminate shareholders equity of Decuma on a consolidated basis.

Financing of the acquisition of Decuma

[g] The Company paid total cash consideration of $175,254 for the assets of Decuma. This has been reflected as a reduction to the ending cash balance of the Company as at December 31, 2004.

[h] The Company issued 146,929 common shares consideration for the assets of Decuma. The common shares were valued at approximately $6.81 per share for total consideration of $1,000,000.

[i] The company incurred other costs and fees relating to the acquisition which have been included in the purchase consideration for Decuma:

Senior management position redundancy	$200,000
Legal, accounting and other professional expenses	81,348
Total other costs and fees	$281,348

Schedule B

ERNST & YOUNG

Revisionsberättelse

Till bolagsstämman i Decuma AB (Publ)

Org.nr 556577-2497

Jag har granskat årsredovisningen och bokföringen samt styrelsens och verkställande direktörens förvaltning i Decuma AB (Publ) för räkenskapsåret 2004-01-01 - 2004-12-31. Det är styrelsen och verkställande direktören som har ansvaret för räkenskapshandlingarna och förvaltningen och för att årsredovisningslagen tillämpas vid upprättandet av årsredovisningen. Mitt ansvar är att uttala mig om årsredovisningen och förvaltningen på grundval av min revision.

Revisionen har utförts i enlighet med god revisionssed i Sverige. Det innebär att jag planerat och genomfört revisionen för att i rimlig grad försäkra mig om att årsredovisningen inte innehåller väsentliga felaktigheter. En revision innefattar att granska ett urval av underlagen för belopp och annan information i räkenskapshandlingarna. I en revision ingår också att pröva redovisningsprinciperna och styrelsens och verkställande direktörens tillämpning av dem samt att bedöma de betydelsefulla uppskattningar som styrelsen och verkställande direktören gjort när de upprättat årsredovisningen samt att utvärdera den samlade informationen i årsredovisningen. Som underlag för mitt uttalande om ansvarsfrihet har jag granskat väsentliga beslut, åtgärder och förhållanden i bolaget för att kunna bedöma om styrelseledamoten eller verkställande direktören är ersättningsskyldig mot bolaget. Jag har även granskat om styrelseledamoten eller verkställande direktören på annat sätt har handlat i strid med aktiebolagslagen, årsredovisningslagen eller bolagsordningen. Jag anser att min revision ger mig rimlig grund för mina uttalanden nedan.

Årsredovisningen har upprättats i enlighet med årsredovisningslagen och ger därmed en rättvisande bild av bolagets resultat och ställning i enlighet med god redovisningssed i Sverige. Förvaltningsberättelsen är förenlig med årsredovisningens övriga delar.

Jag tillstyrker att bolagsstämman fastställer resultaträkningen och balansräkningen, behandlar förlusten enligt förslaget i förvaltningsberättelsen och beviljar styrelseledamoten och verkställande direktören ansvarsfrihet för räkenskapsåret.

Lund den 3 mars 2005

Jakob Ekman
Auktoriserad revisor

Sid 1 (11)

Decuma AB (Publ)
556577-2497

ÅRSREDOVISNING FÖR DECUMA AB (PUBL)

Styrelsen och verkställande direktören för Decuma AB (Publ) avger härmed årsredovisning för räkenskapsåret 2004-01-01--2004-12-31.

FÖRVALTNINGSBERÄTTELSE

Verksamhetens art och inriktning

Decuma utvecklar och marknadsför mjukvaruprodukter för tolkning av handskrift, Hand Writing Recognition (HWR). Decuma har tre färdiga produkter; Decuma Japanese för tolkning av de japanska skriftspråken, Decuma Chinese för tolkning av de kinesiska skriftspråken samt Decuma OnSpot för tolkning av de västerländska (latinska) skriftspråken. Under verksamhetsåret har samtliga produkter vidareutvecklats, nya funktioner och förbättringar av gränssnitt har tagits fram.

Kunder är i första hand tillverkare av handburna elektroniska apparater av typerna handdatorer (PDA:s), Smart Phones, standard mobiltelefoner, digitala pennor och Tablet PC:s. Bolaget har även direktförsäljning till slutkunder via flera webförsäljningsplatser.

Bolaget skall enligt bolagsordningen utveckla och kommersialisera matematiska metoder, till exempel för teckenigenkänning och inom bildbehandling och datorseende, konsultverksamhet i anslutning härtill, äga och förvalta värdepapper och fast egendom samt därmed förenlig verksamhet.

Väsentliga händelser under räkenskapsåret och efter dess slut

Under det gångna räkenskapsåret gjordes riktade marknadssatsningar huvudsakligen mot tre definierade segment; slutkunder (via webförsäljning), de stora amerikanska PDA-tillverkarna, samt tillverkare av så kallade smartphones. Medan slutkundsförsäljningen visade sig generera ganska blygsamma intäkter ledde den till ökad kännedom på marknaden om Decumas produkter, vilket stärkt varumärket. På PDA-marknaden möttes våra insatser dessvärre av motgångar typiska för en mognande marknad – tillverkarna visade i en vikande totalmarknad tveksamhet att introducera nyheter som skulle medföra nyinvesteringar. En än svårare konsekvens av marknadsmognaden var emellertid att Sony, som väntades stå för en väsentlig del av omsättningen under året och som året innan gått in som ägare i Decuma AB, redan under våren beslutade att lämna PDA-marknaden. Effekten på intäkterna blev dramatisk.

Satsningen inom mobiltelefonmarknaden visade bättre resultat, och under året vanns ett viktigt kontrakt med en av de stora globala tillverkarna. Kontakter med andra presumptiva kunder byggdes upp baserat på de produkter för mobiltelefoner som tog form under året. Marknadsföringsinsatser ledde också till ökad kännedom om Decuma som leverantör i segmentet. De kortsiktiga effekterna på intäkterna från marknaden var dock långt ifrån tillräckliga för att uppväga tappet från PDA-marknaden.

Medan de långsiktiga möjligheterna på mobilmarknaden framträdde som goda var det samtidigt tydligt att de inte skulle kunna generera tillräckliga intäkter för att täcka bolagets kostnader inom den tidshorisont som täcktes av medel från senaste finansieringsrundan. Detta, tillsammans med en analys som visade att bolaget var alltför nischat för att på egen hand kunna få tillräckligt genomslag på mobilmarknaden, ledde till ett beslut att söka en industriell partner för att säkra den långsiktiga överlevnaden.

Sid 5 (11)

Decuma AB (Publ)
556577-2497

BALANSRÄKNING

	Not	2004-12-31	2003-12-31
EGET KAPITAL OCH SKULDER			
Eget kapital	10,11		
Bundet eget kapital			
Aktiekapital 7 387 808 aktier á nom 0,33 kr		2 437 977	2 437 977
Överkursfond		12 370 663	26 861 625
		14 808 640	**29 299 602**
Ansamlad förlust			
Årets resultat		-11 592 675	-14 490 961
		-11 592 675	**-14 490 961**
Summa eget kapital		**3 215 965**	**14 808 641**
Långfristiga skulder			
Skulder till koncernföretag		91 810	91 810
Övriga långfristiga skulder		792 500	1 188 750
		884 310	**1 280 560**
Kortfristiga skulder			
Leverantörsskulder		235 133	307 074
Övriga kortfristiga skulder		813 518	690 994
Upplupna kostnader och förutbetalda intäkter	12	1 847 165	2 993 051
		2 895 816	**3 991 119**
SUMMA EGET KAPITAL OCH SKULDER		**6 996 091**	**20 080 320**

POSTER INOM LINJEN	2004-12-31	2003-12-31
Ställda säkerheter		
Lämnade depositioner	9 528	151 069
Ansvarsförbindelser	**Inga**	**Inga**

Sid 10 (11)

Decuma AB (Publ)
556577-2497

Not 8 Andelar i koncernföretag

Företagets namn	Org.nr	Säte
Decuma Sverige AB	556601-4360	Lund

Innehavets omfattning	Antal andelar	Kapital-andel %	Bokfört värde
Decuma Sverige AB	1 000	100	100 000
			100 000

Not 9 Förutbetalda kostnader och upplupna intäkter

	2004-12-31	**2003-12-31**
Förutbetalda kostnader	257 919	148 967
Upplupet EU-bidrag	160 979	278 012
Upplupna intäkter (Licenser+NRE)	349 484	886 081
Övriga poster	1 504	399 836
Summa	**769 886**	**1 712 896**

Not 10 Förändring i eget kapital

	Aktie-kapital	**Överkurs-fond**	**Ansamlad förlust**	**Årets resultat**
Belopp vid årets ingång	2 437 977	26 861 625	0	-14 490 961
Vinstdisposition enligt beslut vid årets bolagsstämma		-14 490 961		14 490 961
Årets resultat				-11 592 675
Utgående balans	**2 437 977**	**12 370 664**	**0**	**-11 592 675**

Aktiekapitalet består av:
3 405 606 preferensaktier i serie A.
1 089 795 preferensaktier i serie B. Preferensaktierna i serie B är återkallningsbara fram till 2005-03-31.
2 892 407 stamaktier.

Antalet aktier vid årets slut uppgick till totalt 7 387 808 st .
Varje aktie har en röst. Nominellt värde per aktie är 0,33 kr.

Not 11 Utställda teckningsoptioner

I samband med nyemissionerna 2003 så utgavs skuldebrev förenade med 95 556 avskiljbara optionsrätter till nyteckning av stamaktier i Decuma AB (TO3). Nyteckning skall ske 2003-09-30 -- 2008-03-01 till en teckningskurs om 8,34 SEK per aktie. Aktiekapitalet kan totalt komma att ökas med 31 533,48 kr om optionsrätterna utnyttjas.

Sid 11 (11)

Decuma AB (Publ)
556577-2497

Not 12 Upplupna kostnader och förutbetalda intäkter

	2004-12-31	2003-12-31
Upplupna löner och ersättningar	4 912	289 498
Upplupna semesterlöner	881 642	1 214 150
Upplupna sociala avgifter	613 853	977 809
Övriga poster	346 758	511 594
Summa	**1 847 165**	**2 993 051**

Lund den 18 februari 2005

Charlotta Falvin
VD

Lars-Erik Nilsson
Styrelseordförande

Mikael Karlsson

Jacob B Pedersen

Barry Gravenhorst

Gunnar Spar

Lenhart Gustafson
Styrelsesuppleant

Min revisionsberättelse har avgivits den 3 mars 2005

Jakob Ekman
Auktoriserad revisor

Schedule C

Translation without legal

ANNUAL STATEMENT
2004-01-01--2004-12-31

for

Decuma AB (Publ)
556577-2497

Sid 2 (14)

Decuma AB (Publ)
556577-2497

ANNUAL REPORT FOR DECUMA AB (PUBL)

The board and managing director of Decuma AB (Publ) hereby submit the annual accounts for the financial year 2004-01-01--2004-12-31.

STATUTORY ADMINISTRATION REPORT

Scope and type of operations

Decuma develops and markets software products for Handwriting Recognition - HWR. As of today Decuma have three products. Decuma Japanese for Japanese written languages, Decuma Chinese for the Chinese written languages and Decuma OnSpot for the western (Latin) written languages. During the business year all products have been improved further and new features and improvements in interfaces have been developed.

Customers are manufacturers of handheld electronic devices such as PDAs, Smart Phones, standard mobile phones, digital pens and tablet PCs. The company also markets the products on several webshops for direct end user sale.

The Company shall according to the Articles of Association develop and commersialize mathemetical methods, e.g. HWR, image analysis and computer vision, consulting in these areas, own and administer marketable security paper and property and other business in accordance to this.

Significant events during and after the financial year

During the financial year of 2004 the company put a lot of efforts into directed market activities in three defined segments; end users (through webshops), large American PDA-manufacturers and the Smart Phone manufacturers. While the direct end user sales showed limited revenues it lead to increased knowledge of the Decuma products on the market, which has strengthened the trademark. On the PDA market our efforts was unfortunately met by setbacks typical for a maturing market - the manufacturers showed, in a stagnating total market, hesitance to introduce novelties that would result in new investments. An even tougher consequence of the maturity in the market was that SONY, who was expected to be a significant part of the turnover during the year and who the year before had entered as an investor in Decuma AB, decided during the spring to leave the PDA market entirely. The effect on the expected Decuma AB turnover was dramatic.

The concentration on Smart Phone market showed better results and during the year an important contract with one of the big global manufacturers was won. A relationship with several other potential customers, based on the products for Smart Phones that was presented during the year, was also established. The marketing efforts also lead to increased awareness of the Decuma products on this market. The short term effects on the turn over from this market segment was not enough to cover the turn over from the PDA segment that did not happen.

While the long term possibilities on the mobile phone market as a whole appeared to be favourable it was at the same time obvious that the company would not able to generate enough revenues to cover its costs within the time frame that was secured by earlier funding from the latest financing round. This, together with an analysis which indicated that the company was in a too small niche for being able to survive as a stand alone company, lead to a decision to seek an industrial partner to secure the long term survival.

Sid 3 (14)

Decuma AB (Publ)
556577-2497

In December an agreement with Canadian Zi Corporation was signed for selling the Decuma business through an asset sale. Everyone in the staff was offered continued employment by Zi Corporation.

After approval by the Decuma AB shareholders on an Extraordinary General Meeting on January 5, 2005, the transaction was concluded with effective date of January 1, 2005. Zi Corporation continues the business in the wholly owned subsidiary Zi Decuma AB.

After the transaction with Zi Corporation, significantly all that remains in Decuma AB are the newly issued shares in Zi Corporation listed on NASDAQ and Toronto SX, to a value of approximately 8 MSEK. As a result, during the financial year of 2005 only limited close-down activities will take place in Decuma AB. The Board of Directors has proposed that the shareholders on the Annual General Meeting of March 14, 2005 decide upon voluntary liquidation of the company with immediate effectiveness.

Ownership

The Company was founded in 1999. Since then four funding rounds have been completed. The latest one in 2003.

As of 2004-12-31 the company had in total 68 share holders.

Owner structure 2004-12-31
Share owner	# of Shares	Votes
Sony Venture Capital Europe Ltd.	1,590,822	21.53%
Stiftelsen Industrifonden	1,590,822	21.53%
Olicom A/S	1,242,533	16.82%
Visionalis AB	667,287	9.03%
Volito Innovation AB	563,083	7.62%
Gunnar Sparr	411,122	5.09%
Rikard Berthilsson	375,700	5.09%
Karl Åström	201,667	2.73%
Svante Carlsson	175,968	2.38%
Anders Sixtensson	137,634	1.86%
Others (58 share holders)	431,170	6.32%
Total	7,387,808	100.00%

Proposal for the treatment of the loss

The board and the managing director proposes that the accumulated loss of 11 592 675,41 SEK should be accounted from the share premium reserve.

Total accumulated loss in the company group was 2004-12-31 11 600 865,51 SEK.

Please refer to the following income statement, balance sheet, cash flow statement and additional information regarding the company's profits and financial position in general. All amounts are in Swedish kronor (SEK) unless otherwise indicated.

Sid 4 (14)

Decuma AB (Publ)
556577-2497

INCOME STATEMENT (SEK)	Note	1/1/2004	1/1/2003
		12/31/2004	12/31/2003

Operating income
Net sales		3,753,847	4,947,756
Capitalized development costs	5	0	818,697
Other operating revenues	4	220,159	386,042

		3,974,006	6,152,495

Operating expenses
Other external costs	1	-4,143,375	-5,256,253
Personnel costs	2	-9,785,806	-12,658,117
Depreciation and write-off of tangible- and
intangible assets	3,5,6,7	-1,679,798	-2,340,328

Operating loss		-11,634,973	-14,102,203

Result from financial investments
Other interest income		101,499	103,429
Interest expense		-59,201	-492,187

Loss after financal items		-11,592,675	-14,490,961

LOSS FOR THE YEAR		-11,592,675	-14,490,961

Sid 5 (14)

Decuma AB (Publ)
556577-2497

BALANCE SHEET (SEK)	Note	12/31/2004	12/31/2003

ASSETS

Fixed assets

Intangible fixed assets

Capitalized development costs	5	3,967,728	5,324,122
Patent rights	6	14,762	24,603
		3,982,490	5,348,725

Tangible fixed assets
Equipment	7	345,741	566,630
		345,741	566,630

Financial assets
Shares in group company	8	100,000	100,000
		100,000	100,000
Total fixed assets		4,428,231	6,015,355

Current assets

Current receivables
Accounts receivable		241,223	0
Other receivables		621,051	976,671
Prepaid expenses and accrued income	9	769,886	1,712,896
		1,632,160	2,689,567

Cash and bank balances		935,700	11,375,398

Total current assets		2,567,860	14,064,965
TOTAL ASSETS		6,996,091	20,080,320

Sid 6 (14)

Decuma AB (Publ)
556577-2497

BALANCE SHEET (SEK)	Note	12/31/2004	12/31/2003

STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity	10.11
Restricted equity
Share capital 7 387 808 shares at par 0,33 SEK		2,437,977	2,437,977
Share premium reserve		12,370,663	26,861,625
		14,808,640	29,299,602
Accumulated deficit
Loss for the year		-11,592,675	-14,490,961
		-11,592,675	-14,490,961

Total stockholders' equity		3,215,965	14,808,641

Long-term liabilities
Liabilities to group company		91,810	91,810
Other long-term liabilities		792,500	1,188,750
		884,310	1,280,560

Current liabilities
Accounts payable		235,133	307,074
Other current liabilities		813,518	690,994
Accrued expenses and deferred income	12	1,847,165	2,993,051
		2,895,816	3,991,119

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		6,996,091	20,080,320

MEMORANDUM ITEMS		12/31/2004	12/31/2003

Pledged securities
Paid deposits		9,528	151,069

Contingent liabilities		None	None

Sid 7 (14)

Decuma AB (Publ)
556577-2497

CASH FLOW STATEMENT	1/1/2004	1/1/2003
	12/31/2004	12/31/2003

Operating activities
Operating profit/loss	-11,634,973	-14,102,203
Adjustments for items excluded from cash flow statement, etc.	1,679,798	2,340,328
	-9,955,175	-11,761,875

Interest received	101,499	103,429
Interest paid	-59,201	-492,187
Cash flow from operating activities before changes
in working capital	-9,912,877	-12,150,633
Cash flow from changes in working capital
Decrease/increase in receivable	1,057,407	-447,012
Decrease/increase in accounts payable	-71,941	-298,359
Decrease/increase in liabilities	-1,023,363	-2,715,635
Cash flow from operating activities	-9,950,774	-15,611,639

Investing activities
Purchase of intangible fixed assets	0	-818,697
Purchase of tangible fixed assets	-92,674	-34,342
Cash flow from investing activities	-92,674	-853,039

Financing activities
New share issues	0	27,856,527
Repayment of loans	-396,250	-30,000
Cash flow from financing activities	-396,250	27,826,527

Net change in cash and cash equivalents	-10,439,698	11,361,849
Cash and cash equivalents beginning of the year	11,375,398	13,549
Cash and cash equivalents end of the year	935,700	11,375,398

Sid 8 (14)

Decuma AB (Publ)
556577-2497

ADDITIONAL INFORMATION

Accounting principles

The accounting principles applied are in accordance with the Swedish Annual Accounts Act and the Swedish Accounting Standards Boards recommendation. The principles are unchanged compared to last year.

A consolidated financial statement has not been established since the subsidiary Decuma Sverige AB is inactive. Decuma Sverige AB has no activity and no employees. No purchases or sales have occurred between the group companies.

The following valuation and recalculation principles are applied to the annual accounts:

Fixed assets

Fixed assets are accounted for at acquisition cost less depreciation according to plan based upon an assessment of the asset's expected economic lifetime.

Depreciation according to plan is computed as follows:

Patent rights	20%
Capitalized development costs	20%
Equipment	20%

Depreciation of capitalized development costs and patent rights have started 2001, from the moment when the first shipment of a finished product to a customer occured.

Depriciation of Capitalized Development costs during 2002 and 2003 have been made for each project from the year when license revenues have been generated from products with each development project implemented in.

Receivables

Receivables are accounted for at the amount expected to be received.

Receivables and liabilities in foreign currencies

Receivables and liabilities in foreign currencies are translated to Swedish kronor at the closing day rate. The difference between the acquisition value and the closing day value is booked to the income statement.

Research and development work

The Swedish Accounting Boards's recommendation upon Accounting of research- and development costs (BFN R1) have been applied.

Patent rights

Only purchased patent rights are capitalized.

Accrual accounting of revenues

License revenues are accounted for (posted) in the year when the customers products, that Decuma's products are licensed for, are shipped or sold on the market. For Non Recurring Engineering (NRE) revenues are recognized in proportion to the projects stage of finalisment on the balance sheet day.

Sid 9 (14)

Decuma AB (Publ)
556577-2497

Note 1 Disclosure of audit fee and cost reimbursements

	2004	2003
Ernst & Young AB
audit assignment	32,700	36,600
non-audit assignments	21,000	27,300
	53,700	63,900

An audit assignment includes the audit of the annual accounts, the accounting records and the administration of the board of directors and the managing director. The audit assignment includes additional work given by the company to the auditors and consultations or other assistance resulting from observations made during the audit or completion of such additional work. Everything else is considered as non-audit assignments.

Note 2 Average number of employees, salaries, other remunerations and social security charges
	2004	2003
Average number of employees, distribution between
men and women
Women	3	4
Men	11	15
Total	14	19

Salaries and remunerations amount to
The board and managing director	877,386	1,167,415
Other employees	5,767,722	7,037,150
Total salaries and remunerations	6,645,108	8,204,565

Social security charges according to law and employee agreements	2,323,095	2,935,457

Pension costs	687,905	955,172
Total salaries and remunerations,
social security charges, and pension costs	9,656,108	12,095,194

Of the company's total pension costs 126 000 SEK (423 217 SEK) refers to the board and managing director. An agreement of severance payment of 12 months of salaries has been signed with the managing director. This agreement was transferred to Zi Decuma AB as of 2005-01-01.

Disclosure on sick leave of employees	2004	2003
Total sick leave	1.3%	0.4%
Long term sick leave	0.0%	0.0%
Sick leave for women	2.8%	0.3%
Sick leave for men	0.9%	0.5%
Sick leave for employees under 30 year	0.4%	0.3%
Sick leave for employees 30-49 years	1.9%	0.7%
Sick leave for employees older than 49 years	0.0%	0.0%

The Company Management, breakdown by sex	12/31/2004	2003-12-31
The Board, breakdown by sex
Women	0	0
Men	6	6
The Management group, breakdown by sex
Women	1	0
Men	3	5
Total	10	11

Sid 10 (14)

Decuma AB (Publ)
556577-2497

Note 3 Depreciation and write-downs of tangible and intangible assets

	2004	2003
Capitalized development costs	1,356,394	1,334,339
Patent rights	9,841	9,841
Equipment	313,563	312,267
Disposals in the capitlizes development cost	0	683,881
Total	1,679,798	2,340,328

Note 4 Other interest income and similar items
	2004	2003
European Union Contribution	160,979	435,686
Insurance compensations	50,360	0
Refunded VAT	78,009	0
Exchange rate losses	-69,189	-49,644
Total	220,159	386,042

Note 5 Capitalized development costs
	12/31/2004	12/31/2003
Capitalization value brought forward	7,147,197	7,012,381
Capitalization for the year	0	818,697
Disposals	0	-683,881
Accumulated capitalization values carried forward	7,147,197	7,147,197
Depreciation brought forward	-1,823,075	-488,736
Depreciation for the year	-1,356,394	-1,334,339
Accumulated depreciation carried forward	-3,179,469	-1,823,075
Residual value according to plan carried forward	3,967,728	5,324,122

Note 6 Patent rights
	12/31/2004	12/31/2003
Acquisition value brought forward	49,205	49,205
Accumulated acquisition values carried forward	49,205	49,205
Depreciation brought forward	-24,602	-14,761
Depreciation for the year	-9,841	-9,841
Accumulated depreciation carried forward	-34,443	-24,602
Residual value according to plan carried forward	14,762	24,603

Note 7 Equipment
	12/31/2004	12/31/2003
Acquisition value brought forward	1,456,351	1,501,036
Purchases	97,043	60,941
Sales/disposals	-23,830	-105,626
Accumulated acquisition values carried forward	1,529,564	1,456,351
Depreciation brought forward	-889,721	-656,481
Sales/disposals	19,461	79,027
Depreciation for the year	-313,563	-312,267
Accumulated depreciation carried forward	-1,183,823	-889,721
Residual value according to plan carried forward	345,741	566,630

Sid 11 (14)

Decuma AB (Publ)
556577-2497

Note 8 Participations in associated companies
Company's name			Corp. ID No.	Domicile
Decuma Sverige AB			556601-4360	Lund
		Number of	Share of
Scope of ownership		shares	equity%	Book value
Decuma Sverige AB		1,000	100	100,000

Note 9 Prepaid expenses and accrued income
			12/31/2004	12/31/2003
Prepaid expenses			257,919	148,967
Accrued EU-contribution			160,979	278,012
Accrued Income (Licenses)			349,484	886,081
Other accruals			1,504	399,836
Total			769,886	1,712,896

Note 10 Change in equity

		Share		Loss for the year
	Share	premium	Accumulated	/ Loss brought
	Capital	reseve	losses	forward
Amount brought forward	2,437,977	26,861,625	0	-14,490,961
Appropriation of accumulated loss		-14,490,961		14,490,961
Loss for the year				-11,592,675
Amount carried forward	2,437,977	12,370,664	0	-11,592,675

The share capital:

3 405 606 preferred shares in series A.
1 089 795 preferred shares in series B.
The series B shares are redeemable to 2005-03-31.
2 892 407 ordinary shares.
Total number of shares were by the end of the year 7 387 808. Each share have one vote.
Face value per share is 0,33 SEK.

Note 11 Warrants

In connection with the funding completed by the Company in 2003, subordinated loans with 95 556 detachable option rights (warrants) were issued (TO3). Each warrant entitles to acquire one (1) ordinary share in the Company from 2003-09-30 until 2008-03-01 at a subscription price of 8,34 SEK. The Companys share capital can, if these warrants are fully used, increase with maximum 31 533,48 SEK.

Sid 12 (14)

Decuma AB (Publ)
556577-2497

Note 12 Accrued expenses and deferred income
	12/31/2004	12/31/2003
Accrued salaries	4,912	289,498
Accrued vacation pay	881,642	1,214,150
Accrued social security charges	613,853	977,809
Other	346,758	511,594
Total	1,847,165	2,993,051

Lund, February 18, 2005

Charlotta Falvin
Managing Director

Lars-Erik Nilsson	Mikael Karlsson	Jacob B Pedersen
Chairman

Barry Gravenhorst	Gunnar Sparr	Lennart Gustafson
Deputy

My auditor's report is submitted on March 3, 2005

Jakob Ekman
Authorized Public Accountant

Schedule D

Reconciliation of Swedish generally accepted accounting principles to accounting principles generally accepted in the United States of America ("US GAAP")

Accounting policies used by Decuma AB ("Decuma") conform to Swedish GAAP which differ in certain significant respects from U.S. GAAP. Application of US GAAP would have affected shareholders' equity as of December 31, 2004 and 2003 and consolidated net loss for years then ended. The significant differences between Swedish GAAP and US GAAP are expressed in Swedish Krona and presented below:

		Year ended December 31,
	Note	2004	2003
Net loss under Swedish GAAP		(11,592,675)	(14,490,961)
Adjustments:
Capitalized development costs	(a)	0	(818,697)
Amortization of capitalized development costs	(b)	1,356,394	1,334,339
Recognition of revenue from license arrangements	(c)	661,000	(665,000)
Tax effect of U.S. GAAP adjustments	(e)	0	0
Net loss under US GAAP		(9,575,281)	(14,640,319)

		Year ended December 31,
	Note	2004	2003
Shareholders' equity under Swedish GAAP		3,215,965	14,808,641
Adjustments:
Capitalized development costs	(a)	(3,967,728)	(5,324,122)
Recognition of revenue from license agreement	(c)	661,000	0
Redeemable securities	(d)	0	(359,632)
Tax effect of US GAAP adjustments	(e)	0	0
Shareholders' (deficit) equity under US GAAP		(90,763)	9,124,887

(a)     Capitalized development costs

Decuma has incurred development costs relating to the development of software to be sold to customers. Under Swedish GAAP as applied by Decuma development expenditure relating to software development projects may be capitalized provided that the following criteria have been met:

i.     there is a clearly defined project;

ii.    the related expenditure is intended for a specific application;

iii.   the outcome of the project has been assessed with reasonable certainty as to its technical feasibility and its ultimate commercial viability;

iv.    if further development costs are to be incurred on the same project, the aggregate of such costs together with related production, selling and administration costs are reasonably expected to be exceeded by related future sales and other revenues; and

v.    sufficient resources exist, or are reasonably expected to be available, to enable the project to be completed.

Development costs initially recognized as an expense cannot be capitalized in a subsequent period. During 2004, Decuma did not capitalize any development costs under Swedish GAAP due to uncertainties regarding the realizability of such assets.

Under US GAAP Statement of Financial Accounting Standards ("SFAS") 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, software development costs intended for projects to be sold or marketed to customers shall be expensed as incurred prior to the stage where technological feasibility has been reached. Technological feasibility of a computer software product is established when a company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. Development costs incurred from that point in time until the product is available for release to its customer shall be capitalized.

Expenditures incurred by Decuma relate to activities incurred before the products have reached the technological feasibility since technological feasibility is reached at or very near the point in time when the products are available for release to Decuma's customers. Accordingly, under US GAAP all such costs have been expensed in the period incurred. In addition, a reduction in the beginning equity balance as of December 31, 2002 reflects the write-off of all capitalized development costs prior to January 1, 2003.

(b)     Amortization of capitalized development costs

Development costs that have been capitalized as intangible assets under Swedish GAAP are amortized on a straight line basis over the expected useful life of the intangible asset.

Under US GAAP, since no development costs are capitalized as described in (a) above, no amortization occurs and consequently such amortization is reversed.

(c)     Recognition of revenue from license arrangements

Under Swedish GAAP, Decuma recognizes license fees and guaranteed royalties at the time when the customer formally accepts the delivery of the software.

Under US GAAP, Statement of Position ("SOP") 97-2 provides guidance on when to recognize revenue from software arrangements. According to SOP 97-2, if the arrangement requires significant production, modification, or customization of software, revenue should be recognized according to Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts, using the relevant guidance herein, and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. As a number of Decuma's software license sales require significant modification and customization of the software, the percentage of completion method is used under US GAAP not only for revenue from the engineering services (as under Swedish GAAP), but also for revenues for licenses and guaranteed royalties.

In addition, under US GAAP a certain portion of the license fee must be carved out to allocate revenues associated with free post-contract support which must be deferred and recognized over the support period. Under Swedish GAAP such free post-contract support is not separated from the license agreement.

Where the post-contract support is very minor and not carved out from revenue, costs for such support should be accrued at the time of recognizing the revenue in accordance with US GAAP. Under Swedish GAAP, such costs are expensed as incurred.

(d)     Redeemable Securities

On November 12, 2003, Decuma issued 1,089,795 Preferred B shares with a share redemption feature that provided upon Decuma reaching a certain level of revenue, a request by a holder of such shares and resolution by the board of directors, the shares would be redeemed by the Company. The redemption price shall be SEK 0.33 per share, equivalent to the nominal value of the shares. Under Swedish GAAP, the share issue is accounted for as an increase in share capital.

Under US GAAP, Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities, requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The initial carrying amount of redeemable preferred stock should be its fair value at date of issue. If redeemable currently at the option of the holder, the security should be adjusted to its redemption amount at each balance sheet date. The change in fair value of the redeemable shares was insignificant each year and therefore has not affected the net loss recorded in 2003 or 2004. As the potential for the redemption expired at December 31, 2004 due to the lack of achieving the specified revenue target, the Preferred B shares were reclassified to equity at December 31, 2004.

(e)     Tax effect of U.S GAAP adjustments

The net effect of the US GAAP adjustments increase taxable income. Under US GAAP a provision should be made to reduce the tax asset to an amount that is more likely than not to be realized. Under Swedish GAAP, the tax losses included a full valuation as well. As a result of the recurring losses from operations, a full valuation allowance is applied to the tax effect of US GAAP adjustments and therefore there is no change to net income or equity as a result of the tax effects of the US GAAP adjustments.